UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                                  A.D.A.M. Inc.
                                  -------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                    00088U108
                                    ---------
                                 (CUSIP Number)

                                December 31, 2008
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                              |_|    Rule 13d-1(b)
                              |X|    Rule 13d-1(c)
                              |_|    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                                Page 1 of 7 Pages

                                  SCHEDULE 13G

CUSIP No. 00088U108                                            Page 2 of 7 Pages

1             Names of Reporting Persons

              SPHERA GLOBAL HEALTHCARE MASTER FUND

              I.R.S. Identification Nos. of above persons (entities only)
              N/A
2             Check the Appropriate Box If a Member of a Group
              (See Instructions)

              a.    |X|
              b.    |_|

3             SEC Use Only

4             Citizenship or Place of Organization

              Cayman Islands


                        5            Sole Voting Power
Number of                            0
   Shares
Beneficially            6            Shared Voting Power
   Owned By                          0
     Each
Reporting               7            Sole Dispositive Power
     Person                          0
     With
                        8            Shared Dispositive Power
                                     0

9             Aggregate Amount Beneficially Owned by Each Reporting Person

              552,380

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                                                         [ ]

11            Percent of Class Represented By Amount in Row (9)

              5.59%

12            Type of Reporting Person (See Instructions)
              OO

                                  SCHEDULE 13G

CUSIP No. 00088U108                                            Page 3 of 7 Pages

1             Names of Reporting Persons
              SPHERA GLOBAL HEALTHCARE FUND

              I.R.S. Identification Nos. of above persons (entities only)
              N/A

2             Check the Appropriate Box If a Member of a Group
              (See Instructions)

              a.    |X|
              b.    |_|

3             SEC Use Only

4             Citizenship or Place of Organization

              Cayman Islands


                        5            Sole Voting Power
Number of                            0
   Shares
Beneficially            6            Shared Voting Power
   Owned By                          0
     Each
Reporting               7            Sole Dispositive Power
     Person                          0
     With
                        8            Shared Dispositive Power
                                     0

9             Aggregate Amount Beneficially Owned by Each Reporting Person

              552,380

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                                                          [  ]

11            Percent of Class Represented By Amount in Row (9)

              5.59%

12            Type of Reporting Person (See Instructions)

              OO

                                  SCHEDULE 13G

CUSIP No. 00088U108                                            Page 4 of 7 Pages

1             Names of Reporting Persons
              SPHERA GLOBAL HEALTHCARE MANAGEMENT, L.P.

              I.R.S. Identification Nos. of above persons (entities only)
              N/A

2             Check the Appropriate Box If a Member of a Group
              (See Instructions)

              a.    |X|
              b.    |_|

3             SEC Use Only

4             Citizenship or Place of Organization

              Israel


                        5            Sole Voting Power
Number of                            552,380
   Shares
Beneficially            6            Shared Voting Power
   Owned By                          0
     Each
Reporting               7            Sole Dispositive Power
     Person                          552,380
     With
                        8            Shared Dispositive Power
                                     0

9             Aggregate Amount Beneficially Owned by Each Reporting Person
              552,380

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                                                          [  ]

11            Percent of Class Represented By Amount in Row (9)
              5.59%

12            Type of Reporting Person (See Instructions)
              PN

                                  SCHEDULE 13G

CUSIP No. 00088U108                                            Page 5 of 7 Pages

Item 1(a)     Name of Issuer:

A.D.A.M. Inc. (the "Issuer").

Item 1(b)     Address of the Issuer's Principal Executive Offices:
 1600 RiverEdge Parkway, Suite 100, Atlanta, Georgia 30328-4696



Item 2(a)     Name of Person Filing:
              This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

              i)      SPHERA GLOBAL HEALTHCARE MASTER FUND ("Master Fund")

              ii)     SPHERA GLOBAL HEALTHCARE FUND ("Global Fund")

              iii)    SPHERA GLOBAL HEALTHCARE MANAGEMENT, L.P. ("Management")

              This statement related to Shares (as defined herein below) held by Master Fund. Approximately 100% of Master Fund is owned by Global Fund. Management has voting and investment power with respect to securities owned by Master Fund.

Item 2(b)     Address of Principal Business Office or, if None, Residence:

              For Master Fund and Global Fund, P.O. Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman KY1-1104 Cayman Islands. For Management, Platinum House, 21 Ha'arba'ah Street, Tel Aviv 64739 Israel.

Item 2(c)     Citizenship:

              1)        Cayman Islands

              2)        Cayman Islands

              3)        Israel

Item 2(d)     Title of Class of Securities:
              Common Stock (the "Shares").

Item 2(e)     CUSIP Number: 00088U108

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
              This Item 3 is not applicable.

Item 4.       Ownership:

Item          Amount Beneficially Owned:
4(a)

              As of the Date of Event, each of the Reporting Persons may be deemed to be the beneficial owner of 552,380 Shares. Management, by virtue of the relationships described herein, may be deemed to beneficially own the Shares. Management disclaims beneficial ownership of the Shares, except to the extent of its pecuniary interest therein.

                                  SCHEDULE 13G

CUSIP No. 00088U108                                            Page 6 of 7 Pages

Item 4(b)     Percent of Class:
              According to the Issuer's Form 10-Q filed on November 14,
2008, the number of Shares outstanding as of September 30, 2008 was 9,875,440. Each of the Reporting Persons may be deemed to be the beneficial owner of approximately 552,380 of the total number of Shares outstanding.

Item 4(c) Number of shares as to which such person has:
              Master Fund

(i)    Sole power to vote or direct the vote                            0
(ii)   Shared power to vote or to direct the vote                       0
(iii)  Sole power to dispose or to direct the disposition of            0
(iv)   Shared power to dispose or to direct the disposition of          0

                                   Global Fund

(i)    Sole power to vote or direct the vote                            0
(ii)   Shared power to vote or to direct the vote                       0
(iii) Sole power to dispose or to direct the disposition of             0
(iv) Shared power to dispose or to direct the disposition of            0

                                   Management

(i)    Sole power to vote or direct the vote                            552,380
(ii)   Shared power to vote or to direct the vote                       0
(iii)  Sole power to dispose or to direct the disposition of            552,380
(iv)   Shared power to dispose or to direct the disposition of          0

Item 5.       Ownership of Five Percent or Less of a Class:
              This Item 5 is not applicable.

Item 6.       Ownership of More than Five Percent on Behalf of Another Person:
              This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being
              Reported on by the Parent Holding Company:
              SPHERA GLOBAL HEALTHCARE MASTER FUND

Item 8.       Identification and Classification of Members of the Group:
              SPHERA GLOBAL HEALTHCARE MASTER FUND SPHERA GLOBAL
              HEALTHCARE FUND SPHERA GLOBAL HEALTHCARE MANAGEMENT, L.P.

Item 9.       Notice of Dissolution of Group:
              This Item 9 is not applicable.

Item 10.      Certification:

              By signing below each of the Reporting Persons certify that, to the best of such person's knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                  SCHEDULE 13G

CUSIP No. 00088U108                                            Page 7 of 7 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    February 11, 2009             SPHERA GLOBAL HEALTHCARE MASTER FUND
                                       By:       /s/ Doron Breen
                                                     -----------
                                       Name:     Doron Breen
                                       Title:    Director


Date:    February 11, 2009             SPHERA GLOBAL HEALTHCARE FUND
                                       By:       /s/ Doron Breen
                                                     -----------
                                       Name:     Doron Breen
                                       Title:    Director

         February 11, 2009
                                       SPHERA GLOBAL HEALTHCARE MANAGEMENT, L.P.
                                       By:       /s/ Doron Breen
                                                     -----------
                                       Name:     Doron Breen
                                       Title:    Authorized Signatory
Date:    February 11, 2009

                             Joint Filing Agreement

         In accordance with Rule 13d-1(k) under the Securities Exchange Act, as amended, the undersigned hereby agree to the joint filing on behalf of each of them on a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, $0.01 par value, of A.D.A.M. Inc.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 11th day of February, 2009.

                           SPHERA GLOBAL HEALTHCARE MASTER FUND

                           By: /s/ Doron Breen
                                   -----------
                           Name:   Doron Breen
                           Title:  Director

                           SPHERA GLOBAL HEALTHCARE FUND

                           By: /s/ Doron Breen
                                   -----------
                           Name:   Doron Breen
                           Title:  Director

                           SPHERA GLOBAL HEALTHCARE MANAGEMENT, L.P.

                           By: /s/ Doron Breen
                                   -----------
                           Name:   Doron Breen
                           Title:  Authorized Signatory